82-34683

FAXED 3/12/02 4:56 pm

VRI BioMedical

02060810

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	7.
Phone:		Date:	3/12/2002
Re:	VRI BioMedical	CC:	

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● This document and any following pages are confidential, may contain legally privileged information and are intended solely for the named addressee. If you receive this document in error please destroy it and please let us know.

Subject:

Share Purchase Plan

PROCESSED JAN 14 2003 THOMSON FINANCIAL

dw1/8

VRI BioMedical

3 December 2002

Dear Shareholder

VRI BioMedical Limited (VRI) – Share Purchase Plan

VRI is pleased to provide an opportunity for all eligible shareholders to participate in a capital raising initiative of the Company through a Share Purchase Plan **(Plan)**. This is our first fundraising since our initial public offering and we would like to reward existing shareholders, especially smaller shareholders, for their loyalty. Your company plans to raise up to $3,000,000 with capacity to accept over-subscriptions to the value of $1,000,000. The funds from the capital raising will be used to scale-up production of ProBioPCC™ and to allow sufficient working capital for distribution of ProBioPCC™ into other markets (see enclosed update for details of Pharmanex/ProBioPCC™ deal).

Your Company is pleased to announce that a panel of sophisticated investors, management and directors of the company will underwrite the Plan to the extent of $2,000,000. The Plan will be managed by DJ Carmichael Pty Limited (**DJC**) for a fee of 1%. The underwriters will be paid a fee of 3% of the amount they agree to underwrite and licensed dealers will be paid a 1% handling fee for all applications that they arrange to be lodged. In the event that there is a shortfall and any of the directors are allocated shares in their capacity as underwriters, the company will be required to seek shareholder approval for the issue of those shares.

VRI will process shareholder applications on a "first come, first served" basis – that is, priority will be given to those shareholders whose application forms and payment are received first in time by Computershare Investor Services Pty Ltd. If the payments received under the Plan reach $3 million, VRI will consider whether to accept additional applications under its $1 million over-subscription capacity. No more applications will be processed once payments received under the Plan reach $3 million (or if the over-subscription capacity is used, $4 million) and any payments received with application forms after this point will be refunded.

No brokerage, commission or other transaction costs apply to shareholders for the issue of shares under the Plan. The only cost to you is the subscription price of the shares.

The Plan provides an opportunity for all Australian and New Zealand registered ordinary shareholders on the register on 2 December 2002 to select one of the following offers to purchase fully paid ordinary shares in VRI BioMedical for the price of **60 cents** per share:

Offer A	5000 shares	Total amount payable @ A$0.60 per share	A$3,000.00
Offer B	6666 shares	Total amount payable @ A$0.60 per share	A$4,000.00
Offer C	8333 shares	Total amount payable @ A$0.60 per share	A$5,000.00

Participation in the Plan is entirely at your discretion and is subject to the Terms and Conditions enclosed. The offer price represents a 13.4% discount to the volume weighted average sale price of VRI's shares on

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales
UNSW Sydney 2052
Phone: (61 2) 9385 1593
Fax: (61 2) 9385 1285

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655
Fax: (61 8) 9321 3650
www.vribiomedical.com

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone (61 2) 4923 6581
Fax: (61 2) 4923 6205

ASX over the calendar month to 2 December 2002 (being the last trading day before this letter). The share price may rise or fall before the date shares are issued to you and you should therefore seek your own financial advice in relation to your participation in the Plan.

Applications must be received prior to the close of the offer at <u>5pm on 23 December 2002</u>. If you wish to participate, please make your cheque payable to "VRI BioMedical Limited" and forward it together with your Application Form to Computershare Investor Services Pty Limited, in the enclosed reply paid envelope.

This is an excellent opportunity for shareholders to purchase shares in the Company at a discount to market at a time when we are set to deliver more commercialisation news in the near future.

The directors have indicated that they intend to take up their maximum entitlements under the Plan.

If you have any questions in relation to the Plan, please contact John Frame at VRI on +618 9321 3655 or Robert Klug of Carmichael Capital Markets Pty Limited on +618 9263 5277.

Yours sincerely

Leon Ivory
Chairman
VRI BioMedical Limited

VRI BIOMEDICAL LIMITED SHARE PURCHASE PLAN

Pursuant to the VRI BioMedical Limited Share Purchase Plan (**Plan**), VRI BioMedical Limited (**Company**) provides eligible shareholders the choice of one of 3 offers to acquire up to 8,333 fully paid ordinary shares in the Company (**Shares**) at A$0.60 per fully paid ordinary share (**Offer**).

Please carefully read the Terms and Conditions relating to the Offer as you will be bound by them.

TERMS AND CONDITIONS

1. Opening and Closing Date of the Offer

The Offer opens on 3 December 2002.
The Offer closes at 5pm WST on 23 December 2002.
To participate you must send your completed application form and cheque to the Company's share registry so that it is received by the close of the Offer. No late applications will be accepted.

2. Eligibility

You are eligible to apply for Shares if:

- your registered address recorded in the Company's register of members is in Australia or New Zealand; and
- you were registered as a holder of fully paid ordinary shares in the Company as at 10.00pm on 2 December 2002.

The Offer to each eligible shareholder is made on the same terms and conditions.
The Offer is non-renounceable (ie you may not transfer your right to buy the Shares to anyone else).

3. Issue Price

The issue price for each Share under the Offer is A$0.60.

4. Rights attaching to Shares

The Shares will be issued on the same terms as the other ordinary shares in the Company quoted on the Australian Stock Exchange ("**ASX**"). The Company will apply for the Shares allotted under the Plan to be quoted on ASX.

5. Investment in Offer

If you are an eligible shareholder, you can purchase under the offers, up to a maximum of 8333 Shares for a consideration of $5,000. The maximum limit applies to you even if you receive more than one Offer from the Company (eg if you are both a sole and joint eligible shareholder, or if you are a shareholder with more than one holding under a separate account, you can only apply for Shares under the Plan **once** in total). However, if you are a shareholder who acts as trustee or nominee for one or more persons (each a "beneficiary") then each beneficiary is taken to be an eligible shareholder for the purposes of the Plan and each such beneficiary may make an application through the nominee to participate in the Offer.
No fraction of Shares will be issued.

6. Limit on Capital Raising

The Company is seeking to raise up to a maximum of $3,000,000 under the Offer with capacity to accept over-subscriptions to the value of an additional $1,000,000. Priority will be given to those shareholders whose application forms and payment are received first in time by Computershare Investor Services Pty Ltd. No more applications will be processed once payments received under the Plan reach $3,000,000 (or, if the over-subscription capacity is used, $4,000,000) and any payments received with application forms after this point will be refunded after the Offer closes.

7. Participation Costs

No brokerage, commission or other transaction costs apply to the issue of Shares under the Plan. The only cost to you is the subscription price of the Shares.

8. Allotment of Shares

The Shares will be allotted on 31 December 2002 or as soon as possible after that date. The Company's share registry will send you a holding statement as soon as practicable after the allotment date.

9. Payment for Shares

All amounts in this Offer are expressed in Australian dollars.
You must pay for the Shares by a cheque in Australian dollars made payable to "VRI BioMedical Limited". Please provide a cheque for the exact amount. If you do not provide the exact amount, the Company reserves the right to return your Acceptance Form and cheque. If that occurs, no Shares will be allotted to you.

10. Change of Offer

The Company may change or terminate the Plan at any time by notice to ASX. If the Company does this, it will advise ASX. Failure to notify shareholders of changes to or termination of the Plan or the non-receipt of notice will not invalidate the change or termination.
The Company reserves the right to allot no Shares or fewer shares than an eligible shareholder applies for under the Plan if the Company believes the allotment of those Shares would contravene any law or ASX Listing Rules. No interest will be paid on any money returned.

11. Dispute Resolution

The Company may settle any dispute in relation to the Plan in any manner it thinks fit, whether generally or in relation to any participant, application or Share. The Company's decision will be conclusive and binding.

12. Important information on Price Risk to Consider

The market price of the Company's shares may rise or fall between the date of this Offer and the date when the Shares are issued to you under the Plan. This means that the price you pay for a Share may be greater or less than the price of the Company's shares at the time the Shares are issued to you under this Offer. In determining whether you wish to participate in this Offer and the extent to which you participate, you should seek your own personal financial and/or taxation advice.

13. Waiver

The Company reserves the right to waive strict compliance with any provision of these Terms and Conditions. The powers of the Company under these Terms and Conditions may be exercised by the directors of the Company or any delegate of them.

14. Change in Law

The Company reserves the right to terminate or suspend the Plan at any time upon receiving notice of any change in the law or ASIC policy as it relates to the Plan or shares to be issued under the Plan.

VRI BIOMEDICAL LIMITED
ACN 084 464 193

SHARE PURCHASE PLAN APPLICATION FORM

[INSERT SHAREHOLDER NAME]
[INSERT SHAREHOLDER ADDRESS]
[INSERT ADDITIONAL SHAREHOLDER ADDRESSES]
[INSERT ANY ADDITIONAL SHAREHOLDER INFORMATION]

Record Date: 2 December 2002
Offer closes: 23 December 2002
Purchase Price: A$0.60 per share

I/We wish to apply for the number of new shares as set out below at an issue price of A$ 0.60 per share issued in accordance with the Terms and Conditions of the VRI BioMedical Limited Share Purchase Plan.

I/We hereby certify that the aggregate amount payable for Shares applied for by me/us under the Share Purchase Plan or any similar arrangement in respect of VRI BioMedical in the 12 months prior to this application does not exceed A$5,000.

Please tick the appropriate box

OFFER A		**OFFER B**		**OFFER C**	
☐ 5000 Shares **A$3000**	OR	☐ 6666 Shares **A$4000**	OR	☐ 8333 Shares **A$5000**	OR

INSERT DETAILS OF YOUR CHEQUE OR BANK CHEQUE – PLEASE COMPLETE IN BLOCK LETTERS

Name of Drawer	Cheque No.	BSB	Amount

1. If you want to participate in this Offer, please carefully read the Terms and Conditions of the Offer.

2. Complete all the required details on the Application Form, noting that all amounts are expressed in Australian dollars.

3. Write the cheque for the exact amount of the offer you select. Please make the cheque payable to "VRI BioMedical Limited".

4. Please return the Application Form, together with the cheque, to Computershare Investor Service Pty Limited in the enclosed reply paid envelope. (Australian shareholders only).

5. Ensure that your Application Form and cheque reach Computershare Investor Services Pty Ltd (where reply paid envelope is not used) by the closing date of the Offer being no later than 5.00pm WST on 23 December 2002. No late applications will be accepted.

By accepting this Offer you agree to be bound by the Terms and Conditions of the Offer and the Constitution of the Company.

VRI BioMedical

SHAREHOLDER NEWSLETTER
December 2002

The last few months have been particularly busy and exciting ones for your Company, with much of the hard work of your management team coming to fruition. Management is focussed on converting the Company's good science into global commercial outcomes. This is already generating recurrent revenues that will leverage greater shareholder value.

Pharmanex Deal

This is our most exciting achievement to date. As announced to the ASX on 17 June 2002, VRI has signed a global supply agreement with Pharmanex, one of the world's leading producers of nutritional supplements, to market its probiotic product "ProBioPCC™". The product contains the unique and potent PCC™ probiotic strain, which helps to maintain a healthy gastrointestinal system. Pursuant to the global supply agreement, Pharmanex is placing orders with the Company for the delivery of finished product both for the roll out of this product into new markets and also for resupply.


ProBio

Pharmanex launched ProBioPCC™ at its international convention in Salt Lake City, Utah in September and the product was extremely well received by Pharmanex's distributors. VRI has received positive feedback from Pharmanex in relation to the outcomes the product is producing and is anticipating strong order demand. Pharmanex has already launched ProBioPCC™ in the USA and South Korea, and now plans to individually launch in a wide range of international markets, including Asia, traditionally the largest users of probiotics, and Australasia in calendar 2003.

TGA Approval

Your Company was pleased to announce recently that the Therapeutic Goods Administration (TGA) has Listed one of the Company's probiotic products, Progastrim™, on the Australian Register of Therapeutic Goods (ARTG). VRI is negotiating with prospective distributors, which will hopefully result in Progastrim being marketed in Australia as early as January 2003. This Listing is the culmination of years of work in our probiotic programme. This programme is headed by Professor Patricia Conway, a world leader in the area of probiotic research.


Progastrim
30 capsules

Clinical Trials Commence

VRI has recently commenced two clinical trials to study the effects of its probiotic bacteria in the management of allergy, a condition affecting upwards of 20% of the adult population. These studies are being run at world-renowned centres of excellence at the Princess Margaret Hospital in Perth, WA, and Southampton Hospital, UK. Positive outcomes from the trials would provide a major boost to VRI's potential earnings given the size of the problem and the dramatic increase in the prevalence of allergic disease throughout the world.

Proteome Systems Ltd

Further to these significant milestones, your Company recently announced the successful completion of a Heads of Agreement with Sydney-based Proteome Systems Limited (PSL), to develop innovative point-of-care diagnostic products. VRI has developed a range of in-vitro diagnostic tests for a variety of medical conditions, a number of which are designed for configuration as rapid diagnostic assays for use in a point-of-care setting. PSL has developed a proprietary diagnostic test platform that is fast, simple to use, reliable and quantitative, making it ideal for point-of-care applications. The collaboration is expected to accelerate the commercialisation of VRI's diagnostic programme.

Successful ADR Programme

Following on from our success with Pharmanex and the TGA, the Securities and Exchange Commission in the USA has approved the VRI Level One ADR programme. This Level One ADR programme, which was sponsored by the Bank of New York, will enable your Company to raise its profile amongst US investors, broaden your Company's international shareholder base and underpin the globalisation of our products.

The Future

Pharmanex has planned the rollout of ProBioPCC™ into North Asia, South East Asia and Australasia by June 2003. These are very exciting plans as Japan in particular is Pharmanex's strongest marketplace, both in terms of the number of distributors and annual sales and is also the largest probiotic market in the world.

Discussions with global marketing and distribution companies are advanced for a number of VRI's projects with significant commercial outcomes likely for IgAlert, OncoAlert and Pneumobiotics in the near term.

In conclusion, your Company has already shown its ability to deliver on its promises and we will continue to strive ever harder to maximise the value of your Company. We believe that VRI BioMedical has an enormous future ahead of it and commend you for joining us on this most exciting journey.

Contact Details

For further details contact:

VRI BioMedical Ltd
Level 11 The BGC Centre
28 The Esplanade
Perth WA 6000
AUSTRALIA

Tel: +61 8 9321 3655
Fax: +61 8 9321 3650
Website: www.vribiomedical.com

Postal Address:

PO Box Z5229
St George's Tce
Perth WA 6831
AUSTRALIA

VRI BioMedical Diagnostics

VRI BioMedical Biopharmaceuticals

VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	
Phone:		Date:	2/12/2002
Re:	VRI BioMedical Limited	CC:	

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Subject: Continuous Disclosure Requirement

Shares and Options – Release from escrow.

VRI BioMedical

2nd December 2002

At the listing of VRI BioMedical, the ASX imposed certain escrow obligations on some shareholders.

Effective the 14th December 2002 the following shares and options will be released from these ASX imposed escrow obligations:

Ordinary shares fully paid - 38,045,097
Options (expiring on 6th March 2006 and exercisable at $0.75c) – 15,218,042

For further information please contact:

Leon Ivory, Executive Chairman on 0419428264, or
John Frame, Company Secretary on (08) 93213655.

FAXED 29/11/02
1:30 PM.

VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	
Phone:		Date:	29/11/2002
Re:	VRI BioMedical Limited	CC:	

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Subject: Continuous Disclosure Requirement

Patent Update.

VRI BioMedical

Patent Update

VRI BioMedical Ltd (VRI) is delighted to announce that it recently received confirmation that the Performax Alert patent application "Predisposition to infection associated with intense exercise or other stress" has been granted in South Africa and by the Eurasian Patent Office. This means that Performax Alert now has patent protection in a total of 10 countries. The Company believes that these first granted patents are the first steps to patent approvals in larger international jurisdictions.

As of 29 November 2002, VRI has 20 active patent streams, equating to a total of approximately 200 patent applications worldwide. The majority of these applications are owned by VRI. Of these patent streams:

- 6 are in National Phase;
- 8 are in PCT (International phase); and
- 7 are provisional applications.

The VRI patent portfolio is summarised in the following table:

Diagnostic Platform (n=6)

Project Name	Patent Name	Status
Equine Alert	Methods for predicting impaired performance in equines.	PCT filed
Helirad Alert	Methods for monitoring treatment of helicobacter infection.	PCT filed
OncoAlert	Methods for predicting and/or diagnosing the risk of gastric cancer.	National Phase
Performax Alert	Predisposition to infection associated with intense exercise or other stress.	National Phase
Secril Alert	Cytokine capture assay methods and uses.	PCT filed
SIDS Alert	A method of determining potential susceptibility to development of ALTE and/or SIDS.	National Phase

Biotherapeutic Platform (n=12)

Project Name	Patent Name	Status
Atheromastat (I & II)	Compositions and methods for diagnosis and treatment of cardiovascular disorders.	• PCT filed • Provisional application
Auticoll	Probiotic recolonisation therapy.	PCT filed
B Screen & Delivery	Methods and compositions for oral delivery of probiotics.	Provisional application
Cytobiotic	Methods and compositions for enhancement of immunotherapy.	Provisional application
Dermavri	Compositions and methods for treatment of skin disorders.	Provisional application
Diastat I	A method of treating gastrointestinal disorders.	Provisional applications
Diastat II	Methods and compositions for probiotic therapy.	Provisional applications
Hepatitis	A method of identifying therapeutic compounds for a treatment of hepatic disorders.	National Phase
LF-003	Probiotic bacterium and methods of use.	Provisional Application
Mucoprotec	Compositions and methods for immunotherapy.	PCT filed
Probendo	A method of treating endotoxemia.	PCT filed
Probiall	Compositions and methods for treatment of allergic disorders.	National Phase

Vaccine Platform (n=2)

Project Name	Patent Name	Status
Candivax	Compositions and methods for treatment of candidiasis.	PCT filed
Pneumobiotic	Compositions and methods for treatment of mucosal infections.	National Phase

VRI BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	2
Phone:		Date:	28 November 2002
Re:	**RESULTS OF VOTING AT AGM – 28 NOVEMBER 2002**	CC:	

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Please find attached a copy of:

- Results of voting at Annual General Meeting 28 November 2002.

Please confirm receipt of this release to the fax number below.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

VRI BioMedical

28 November 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

RE: RESULTS OF VOTING AT THE ANNUAL GENERAL MEETING – 28 NOVEMBER, 2002

	FOR	AGAINST	ABSTAINED
Resolution 2	26,479,466	-	-
Resolution 3	26,473,466	-	6000

Resolutions Number 2 and 3 were passed on a show of hands.

Yours faithfully

JOHN R FRAME
Company Secretary

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The Griffin Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

VRI BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1300 300 021	Pages:	
Phone:		Date:	28/11/2002
Re:	VRI BioMedical Limited	CC:	

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Subject:

Chairman's Address at Annual general Meeting.

VRI
BioMedical

CHAIRMAN ADDRESS TO SHAREHOLDERS AT THE ANNUAL GENERAL MEETING ON THURSDAY 28 NOVEMBER 2002 AT 2.00PM

VRI DISEASE PREVENTION

VRI WAS FOUNDED WITH A STRONG SENSE OF DIRECTION AND A FOCUS ON AND COMMITMENT TO OUR "VRI UNIQUE BUSINESS MODEL".

KEY FEATURES OF VRI BUSINESS MODEL:

- HUMAN CAPITAL
- IP PARAMOUNT
- COLLABORATIONS WITH RESEARCH CENTRES OF EXCELLENCE
- THINK GLOBALLY, OPERATE GLOBALLY
- AVOID TEMPTATIONS TO INTEGRATE
- FOCUSED PORTFOLIO OF LOWER RISK PROJECTS
- NEAR TO MARKET WITH SAFE PRODUCTS
- FINANCING IN PLACE WITH A FOCUS ON REVENUE DEVELOPMENT
- STRATEGIC ALLIANCES WITH MULTINATIONAL – PARTNERS.

WE ARE A BIOMEDICAL COMPANY PRODUCING BIOPHARMACEUTICALS FOR DISEASE PREVENTION.

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales
UNSW Sydney 2052
Phone: (61 2) 9385 1593
Fax: (61 2) 9385 1285

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655
Fax: (61 8) 9321 3650
www.vribiomedical.com

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone (61 2) 4923 6581
Fax: (61 2) 4923 6205

HOW HAVE WE PERFORMED IN THE LAST 12 MONTHS?

YOUR COMPANY WENT THROUGH A VERY SIGNIFICANT YEAR OF TRANSITION FROM A RESEARCH & DEVELOPMENT COMPANY TO A DEVELOPMENT & COMMERCIAL COMPANY WITH A NOW STRONG FOCUS ON PRODUCT ROLL OUT AND SUPPLY CHAIN MANAGEMENT AS WE BUILD REVENUE FOR SHAREHOLDERS.

KEYS TO FURTHER SUCCESS ARE:

- FURTHER INTEGRATION
- FOCUS
- COMMERCIALISATION INTO THE CHANNELS AVAILABLE TO VRI GLOBALLY
- REVENUE AND A PATH TO PROFIT

DISEASE PREVENTION

THE VRI VISION HAS BEEN TO LEVERAGE MICROBIOLOGY AND IMMUNOLOGY TO DEVELOP AND EXPLOIT SAFE USER FRIENDLY POINT OF CARE PROGNOSTICS OR DIAGNOSTICS AND OUR BIO PHARMACEUTICALS IN SAFE ORAL VACCINES AND NOW USING VRI'S UNIQUE PATENT PROTECTED (PENDING) HEALTH ENHANCING PROBIOTICS, BRINGING TO THE WORLD BACTERIA THAT ARE PROVEN SAFE AND ARE DUAL ACTING, ANTIPATHOGENIC AND IMMUNE ENHANCING, UNIQUE SAFE DISEASE PREVENTION AND TREATMENT.

- **PEOPLE**
  I WOULD LIKE FOR A FEW MINUTES TO INTRODUCE YOU TO DR PETER FRENCH WHO WILL WALK US THROUGH THE VRI BIOMEDICAL SPACE.

- **INTELLECTUAL PROPERTY**
  VRI HAS 20 PATENT STREAMS AND NOW IN EXCESS OF 200 PATENTS APPLICATIONS WORLD WIDE. WE CONDUCT A

CONSTANT REVIEW OF THE INTELLECTUAL PROPERTY PORTFOLIO JUDGING PERFORMANCE AND VALUE.

- **CENTRES OF EXCELLENCE**
  VRI HAS COOPERATIONS WITH 16 LEADING UNIVERSITIES AND CENTRES OF EXCELLENCE WORLD WIDE, ONE OF THE MOST IMPRESSIVE OF WHICH IS PRINCESS MARGARET HOSPITAL - TELETHON INSTITUTE FOR CHILD HEALTH RESEARCH LED BY PROF PAT HOLT, IN OUR COMMUNITY HERE IN WESTERN AUSTRALIA.

- **CLINICAL DEVELOPMENT**
  IMPORTANT CLINICAL TRIALS ARE UNDERWAY IN NEWCASTLE, SYDNEY, CANBERRA, LONDON, SOUTHAMPTON AND OF COURSE HERE IN WESTERN AUSTRALIA AS MENTIONED AT PMH.

- **FINANCING**
  2 YEARS AGO THE COMPANY RAISED SUFFICIENT CAPITAL IN ORDER TO ENSURE WE COULD EXPLOIT OUR OPPORTUNITIES. WE HAVE KEPT TO OUR TIMETABLE DELIVERED ON OUR PROMISES AND ARE ROLLING OUT PRODUCT. YOUR BOARD IS CONSCIOUS OF ENSURING ADEQUATE RESOURCES TO MAXIMISE ITS COMMERCIAL OPPORTUNITIES AND RECOGNISES ITS ONGOING OBLIGATIONS TO THE FULL.

- **PARTNERING**
  KEY STRATEGIC ALLIANCES ARE IN PLACE WITH,

  - DSM – HOLLAND, SWITZERLAND – ROCHE PURCHASE
  - PHARMANEX – USA AND GLOBAL
  - NUTRACEUTIX – USA
  - PAN PHARMACEUTICALS – SYDNEY
  - PROTEOME SYSTEMS – SYDNEY

THE ROLL OUT OF FURTHER AND IMPORTANT STRATEGIC ALLIANCES BEING NEGOTIATED WILL BE RAPID AND SHOULD IMPRESS THE CAPITAL MARKETS AND INDUSTRY.

IT IS SAID WITHIN THE BIOPHARMA INDUSTRY IT CAN TAKE 13 VISITS OVER SOME 18 MONTHS WITH THE EXPECTATION OF MEETING SOME 26 PEOPLE TO BE ABLE TO CONCLUDE A DEAL.

WE HAVE ESTABLISHED RELATIONSHIPS WITH 35 NATIONAL AND MULTINATIONAL COMPANIES AND SHAREHOLDERS WILL BENEFIT AS:

- **PRODUCT ROLL OUT**
  NOW UNDERWAY WITH PCC IN ALL 50 US STATES AND KOREA, TAIWAN, JAPAN, PHILLIPINES, SINGAPORE, MALAYSIA, AUSTRALIA AND NEW ZEALAND

- **PROGASTRIM**
  TODAY WE INTRODUCE OUR NEW TGA LISTED THERAPEUTIC PROBIOTIC PRODUCT PROGASTRIM. ROLL OUT WILL BE INITIALLY LIMITED TO THE SELECT GROUP OF HEALTH PROFESSIONALS AND TAKE PLACE IN DECEMBER.

GLOBAL REACH

AT PRESENT ON A DAILY BASIS BY THAT I MEAN <u>AROUND THE CLOCK</u>, YOUR MANAGEMENT ARE CURRENTLY DEALING WITH DEVELOPMENT AND COMMERCIAL PARTNERS IN,

- HOLLAND
- SWEDEN
- BERLIN
- FRANKFURT,
- BASEL
- PARIS
- UK,

- SPAIN,
- ESTONIA
- SINGAPORE,
- INDIA
- HONG KONG
- MONTREAL
- USA
- SEATTLE
- WISCONSIN, INDIANA, NEW JERSEY
- COLORADO
- UTAH
- NEVADA
- NEW YORK AND MORE

AS THE AMERICANS SAY WE ARE OPERATING "24/7" VERY OFTEN WITH A THIRD OF OUR EXECUTIVE AT ANY POINT IN TIME IN A NUMBER OF DIFFERENT COUNTRIES, MAINLY THE NORTHERN HEMISPHERE. THIS IS AT BIG COST IN TIME AND MONEY BUT IS "CAPITAL DEVELOPMENT OR INVESTMENT".

WHAT TO LOOK FOR IN THE YEAR AHEAD

DISEASE PREVENTION – HUGE GLOBAL GROWTH AREA

VRI'S CONTINUED FOCUS ON DISEASE PREVENTION BY INTRODUCING PRODUCTS TO PREDICT AND PREVENT DISEASE. THE GOVERNMENT THROUGH THE MINISTER FOR HEALTH KAY PATTERSON SAID THIS WEEK IT WAS PLACING GREATER EMPHASIS ON PREVENTION TO ENSURE IT BECOMES THE "FOURTH PILLAR" OF MEDICARE ALONG SIDE,

- PHARMACEUTICAL BENEFIT SCHEME
- MEDICAL BENEFITS SCHEME
- PUBLIC HOSPITAL SERVICES

- RAPID COMMERCIAL PARTNERING ON ALL OUR PLATFORMS WITH VRI PRODUCTS BEING EXPORTED OR DELIVERED WITH TARGETED PRODUCT LAUNCHES IN AT LEAST 15 COUNTRIES INCLUDING EUROPE.
- REVENUE AND THE PATH TO PROFIT
- ROLL OUT AND INVESTOR AWARENESS OF OUR LEVEL ONE ADR IN USA ONTO NASDAQ.
- EXPLOSIVE GROWTH IN SHAREHOLDER LONG TERM VALUE AS WE BECOME BETTER RESEARCHED AND KNOWN WORLDWIDE AS A UNIQUE BIOMEDICAL BUSINESS MODEL THAT HAS BROKEN OUT OF THE TRADITIONAL BIO MOULD.

I AM PLEASED TO PLACE ON RECORD THAT OUR MAJOR SHAREHOLDER, AUSTRALIAN HERITAGE GROUP, ANNOUNCED AT THEIR ANNUAL GENERAL MEETING YESTERDAY THAT THEY WOULD NOT SELL THEIR HOLDING UNDER $1.00 AND THEN ONLY IN A DIPLOMATIC AND STRATEGIC EXIT OVER THE NEXT YEAR.

LEON IVORY
EXECUTIVE CHAIRMAN

VRI BioMedical

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Subject:

VRI BioMedical and Proteome Systems collaborate on new Point-Of-Care Diagnostics.

VRI
BioMedical

26 November 2002

VRI BIOMEDICAL AND PROTEOME SYSTEMS COLLABORATE ON NEW POINT-OF-CARE DIAGNOSTICS

VRI BioMedical Limited (VRI), an Australian Stock Exchange listed company, is delighted to announce the successful completion of a Heads of Agreement with Sydney-based Proteome Systems Limited, to develop innovative point-of-care diagnostic products.

VRI, whose first probiotic product was recently launched in the USA and South Korea, has developed a range of in-vitro diagnostic tests for a variety of medical conditions. A number of these tests are configured as rapid diagnostic assays for use in a point-of-care setting.

Proteome Systems, a world leader in proteomic technology, has developed a proprietary diagnostic test platform that is fast, simple to use, reliable and quantitative, making it ideal for point-of-care applications. The Proteome Systems diagnostic platform is currently used as the test format for other rapid diagnostics.

The agreement between VRI and Proteome Systems provides the opportunity for these two Australian companies to work together to bring new point-of-care diagnostic products to the global marketplace.

Mr Leon Ivory, VRI Executive Chairman, said that the collaboration with Proteome Systems would help to accelerate the commercialisation of VRI's diagnostic programme, especially as negotiations are ongoing with several international companies. He went on to say that the two companies add considerable synergy that will generate significant commercial benefits to both organizations.

The details of the Heads of Agreement are commercial-in-confidence at this time.

For further information please contact:

Leon Ivory, Executive Chairman – 0419 428 264
John Frame, Company Secretary – (08) 9321 3655

VRI BioMedical

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- **This document and any following pages are confidential, may contain legally privileged information and are intended solely for the named addressee. If you receive this document in error please destroy it and please let us know.**

Notice of Annual General Meeting
28th November 2002
Attached

J. R Frame
Company Secretary

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

VRI BioMedical Limited
ACN 084 464 193

VRI BioMedical



Notice of Annual General Meeting

ANNUAL GENERAL MEETING:
2.00 pm on Thursday, 28 November, 2002
Altitude 9, The New Esplanade Hotel, Level 9
18 The Esplanade, PERTH WA 6000

A separate proxy form is enclosed.

The Directors recommend that shareholders vote in favour of each of the Resolutions contained in this Notice of Meeting.

Please read the Notice carefully.

If you are unable to attend the Annual General Meeting please complete the Proxy Form and return, as directed.

Notice of Annual General Meeting

NOTICE is hereby given that the Third Annual General Meeting of Shareholders of VRI BioMedical Limited ("Company") will be held at 2.00 pm on Thursday 28 November, 2002 at Altitude 9, The New Esplanade Hotel, Level 9, 18 The Esplanade, Perth WA 6000.

ORDINARY BUSINESS

1. Chairman's Address

2. Financial Statements

To receive and adopt the Company's financial statements and the reports of the Directors and Auditors for the financial year ended 30th June, 2002

3. Re-election of Director

To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution, with or without modification:

" Mr John Cade, being a director of the Company who retires by rotation pursuant to Rule 8.1(e)(2)(A) of the Company's Constitution, and being eligible, be and is hereby re-elected as a director of the Company."

4. Other Business

To transact any other business which may properly be brought before the meeting.

SNAPSHOT DATE

The Directors have determined that for the purposes of Section 1109N of the Corporations Law, the persons eligible to vote at the meeting will be those who are registered shareholders at 2.00pm on Tuesday, 26th November 2002.

PROXY FORM

A loose-leaf proxy form is provided with this notice.
Please either post it to:

The Company Secretary
VRI BioMedical Limited
PO Box Z5229 St George's Terrace
Perth WA 6831

Or Transmit by facsimile to: 61-8-9321 3650

By Order of the Board

Dated 25th October, 2002

John R Frame
Company Secretary

Proxy Form

VRI BioMedical

The Secretary
VRI BioMedical Limited
PO Box Z5229 St George's Terrace
PERTH WA 6831

I/We ______________________________
(Name)

of ______________________________
(Address)

Being a member/members (shareholders) of VRI BioMedical Limited hereby appoint______________________
(Name of Proxy)

____

or failing him/her the Chairman of the Meeting, as my/our proxy to vote for me/us on our behalf at the Annual General Meeting of the Company to be held at Altitude 9, The New Esplanade Hotel, Level 9, 18 The Esplanade, Perth WA on 28 November, 2002 at 2.00pm and at any adjournment thereof in the manner indicated below.

	FOR	AGAINST	ABSTAIN
Ordinary Resolution 2.0 Adoption of Financial Statements and Reports	☐	☐	☐
Ordinary Resolution 3.0 Re-Election of Mr John Cade as a Director	☐	☐	☐

If the member (shareholder) is an individual member or joint holder please sign below:

Usual Signature______________________ Usual Signature______________________

Dated______________this day of ______________________2002.

If the member (shareholder) is a company please sign below:

THE COMMON SEAL of the Company (if required) was hereunto affixed in accordance with its Constitution in the presence of:

Director ______________________

Secretary ______________________

Dated______________this day of ______________________2002.

Notes attaching to Proxy Form: See Over

VRI
BioMedical

Notes Attaching to Proxy Form

Proxies Please Note:

(i) A member entitled to attend and vote is entitled to appoint not more than two proxies;

(ii) Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights;

(iii) A proxy may, but need not, be a member (shareholder) of the Company;

(iv) This form must be received at the Company's Head Office at PO Box Z5229 St George's Terrace, Perth 6831 or Level 11, BGC Centre, 28 The Esplanade, Perth, Western Australia 6000 not less than forty-eight hours before the time of the holding of the meeting;

(v) Companies must, if required, execute under their Common Seal, in accordance with their Constitution;

(vi) If the proxy is signed under a Power of Attorney, an office copy or a notarised copy thereof must be forwarded;

(vii) Should you desire to direct your proxy on how to vote, place a tick in the appropriate box; where no such direction is given, your proxy shall have absolute discretion in voting and may abstain from voting;

(viii) Proxies may be faxed or lodged electronically;

(ix) Point at which voting rights are determined:
Section 1109N of the Corporations Law permits the convenor of a meeting to specify a time, being not more than 48 hours before the meeting, at which a snapshot of shareholders will be taken, for the purpose of determining shareholder entitlements to vote at the meeting.
The directors have passed a resolution to the effect that all shares of the Company quoted on the ASX at 2.00pm Western Standard Time on 26 November 2002, be taken to be held by the persons registered as holders at that time.

FAXED

VRI BioMedical

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Subject:

Successful Launch of VRI BioMedical's Probiotic product in South Korea.

J Frame

VRI
BioMedical

15 November 2002

ProBioticPCC™ SUCCESSFULLY LAUNCHED IN SOUTH KOREA

Following on from the recent launch of ProBio PCC™ in the USA, VRI BioMedical Limited (VRI) is delighted to announce that Pharmanex, VRI's global distribution and marketing partner for the brand, has launched ProBioticPCC™ in South Korea. ProBioticPCC™ contains one of VRI's exclusive probiotic isolates.

According to Pharmanex, ProBioticPCC™ was "successfully launched in South Korea.. This product has already been well received and has generated much enthusiasm among our Korean distributors."

In 2001 South Korea was NSE's (Pharmanex's parent company) fastest expanding market. Opened in 1996, South Korea reported local currency revenue gains of 67% in 2001, on top of 76% local currency growth in 2000.

Mr Leon Ivory, Chairman and Chief Executive Officer of VRI, said that the successful launch of the product in such a rapidly growing market as South Korea was very exciting for VRI and the next step in the global rollout of ProBio PCC™. The product rollout is expected to cover North Asia, Japan, South East Asia and Australasia in 2003. Production of product to supply this rollout has commenced.

Additional information regarding ProBio PCC™ can be found on the Pharmanex website at www.pharmanex.com/products/probio.shtml.

About VRI
VRI is a global leader in the field of probiotic research and product development, based on effective clinical programmes. VRI's first probiotic product was launched in the USA on 6 November 2002 and a similar product was recently Listed on the Australian Register of Therapeutic Goods. The company has also developed a number of *in vitro* diagnostic tests for predicting a range of medical conditions based on immunological markers and has developed promising vaccine candidates for use in chronic bronchitis and candida infections.

For more information, please visit VRI's website at www.vribiomedical.com or call Leon Ivory or John Frame (Company Secretary) on +61 8 9321 3655.